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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF DECEMBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F      X       Form 40-F
                         -----------            ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes              No     X
                   -----------     -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]


                                                                 NEWS RELEASE

     CNH Joint Venture with Shanghai Tractor & Internal Combustion Engine Corporation Receives Government Approval


     FOR MORE INFORMATION CONTACT:

     JEFFREY T. WALSH Media Relations (1) 847 955 3939


     SHANGHAI, China - (December 5, 2001) - CNH Global N.V. (NYSE: CNH) today announced that the company's second joint venture in China has received its business license from the Shanghai Industrial & Commercial Administration Management Bureau of the People's Republic of China. The license grants Shanghai New Holland Agricultural Machinery Corp., Ltd., full permission to begin operations and conduct business in the People's Republic of China.

     Shanghai New Holland Agricultural Machinery Corp., Ltd., was formed by an agreement between Shanghai Tractor and Internal Combustion Engine Corporation (STEC), a wholly-owned subsidiary of Shanghai Automotive Industry Corporation (Group), and CNH's New Holland brand of agricultural equipment. The joint venture company will manufacture, distribute and ultimately export agricultural tractors under 100 horsepower.

     "This new company is an alliance formed by two leaders. Together, we expect to improve the mechanization of agriculture in China," said Paolo Monferino, president and chief executive officer of CNH. "Shanghai Tractor is the industry leader in China, has an excellent reputation and brings its extensive knowledge of the market to Shanghai New Holland. CNH will share the New Holland brand's technology and ultimately, its distribution network. New Holland now has a full line presence in the People's Republic of China and I expect this joint venture company will foster improved local economic activity and increased farm productivity in the world's most populous country."

     "We expect our joint venture to capitalize on each party's advantages and to share the resources of both sides to further develop the Chinese agricultural industry and help farmers become more productive. We expect the JV to participate in the process of globalization of the Chinese economy and ultimately be a world-class supplier of agricultural machinery," said Li Ji Rong, general manager of STEC.

     When the board convenes for the first time on Tuesday, December 11, directors are expected to confirm the new company's leadership by electing Li Ji Rong as its chairman of the board, Jean-Marc Perrier as its vice chairman, Lucio Catone as the company's managing







     - CNH Global N.V. Administrative Offices 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

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     director and Shen Quan as the executive deputy general manager. In addition, directors are expected to establish operating guidelines, fiduciary policies and other matters.

     It is expected that annual output at Shanghai New Holland will reach over 18,000 tractors and about 16,000 engines by 2007. CNH will hold a 60 percent equity share and Shanghai Tractor will hold the remaining 40 percent equity share. The joint venture company is based in Shanghai Tractor's existing facility in Shanghai and will produce New Holland and Shanghai Tractor branded tractors. CNH will share certain of its New Holland tractor technology and will integrate Shanghai New Holland into its global sourcing pattern. As the joint venture develops and market conditions allow, CNH and Shanghai Tractor expect the joint venture to introduce other agricultural equipment. Shanghai Tractor, a leading manufacturer of 50-65 horsepower tractors in China, will open its distribution network to the joint venture company.

     With the formation of Shanghai New Holland, the New Holland brand will produce the full range of agricultural tractor horsepower options within China. In September 1999, the Harbin New Holland Beidahuang Tractor Ltd., joint venture was formed for the production of 100-180 horsepower tractors.

                                   ###

     Shanghai Tractor & Internal Combustion Engine Corp., a wholly owned subsidiary of Shanghai Automotive Industry Corporation (Group), is the recognized leader in medium horsepower tractor applications and serves to foster the increasing mechanization of farms throughout China. The company has 80 percent market share in its related segment and has significant expertise in medium horsepower tractor applications. Shanghai Brand tractors are a well-known trade mark authorized by the Municipality of Shanghai and in each of the last five years, have been awarded the title of Shanghai Famous Brand Product and Customer Satisfaction Product.

     CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.







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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Marsha J. Eberhardt
                                               ---------------------------------
                                                 Marsha J. Eberhardt
                                                 Assistant Secretary



December 5, 2001